Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

February 3, 2016

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds (File Nos.: 333-28697 and 811-08243)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on January 6, 2016, regarding Post-Effective Amendment No. 165 to the Registration Statement on Form N-1A for the Direxion Monthly High Yield Bull 1.2X Fund (the “Fund”), a series of the Direxion Funds (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on November 20, 2015. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Pursuant to Rule 418, please provide the index methodology document for the Fund’s underlying index for the Staff’s review so that the Staff may confirm that the index is sufficiently rules-based.

The Trust confirms that it provided the requested materials supplementally pursuant to Rule 418 on January 26, 2016.

2.	Since the Fund is investing in three underlying ETFs, please consider adding a line item for Acquired Fund Fees and Expenses, if necessary, to the Fees and Expenses table of the Fund.

The Trust confirms supplementally that, because the Fund is investing in three underlying ETFs, an Acquired Fund Fees and Expenses line item has been added to the Fees and Expenses table of the Fund.

3.	Please consider providing additional information regarding the types of securities that are held by the three underlying ETFs that comprise the index.

The Trust responds by inserting the following disclosure regarding the three underlying ETFs and their index descriptions:

“JNK seeks to track the performance of the Barclays High Yield Very Liquid Index (the “Barclays Index”). The Barclays Index attempts to measure the performance of publicly issued U.S. Dollar-denominated high yield corporate bonds with above-average liquidity. HYG seeks to track the performance of the Markit IBoxx® USD Liquid High Yield Index (the “Markit Index”). The Markit Index is a rules-based index consisting of liquid U.S. Dollar-denominated, high yield corporate bonds for sale in the United States. HYS seeks to track the performance of the BofA

Securities and Exchange Commission

February 3, 2016

Merrill Lynch 0-5 Year US High Yield Constrained Index (the “BofA Index”). The BofA Index is an unmanaged index comprised of U.S. Dollar-denominated below-investment grade corporate debt securities publicly issued in the U.S. domestic market with remaining maturities of less than 5 years.”

4.

Please consider revising the Fund’s “Principal Investment Strategy” section to disclose that the Fund will invest in three underlying ETFs and gain exposure through swaps to generate 120% leveraged returns.

The Trust responds by revising the Fund’s “Principal Investment Strategy” section to include the requested disclosure.

5.	In the “Principal Investment Strategy” section, please include disclosure that below-investment grade securities are considered “junk bonds.”

The Trust responds by revising the Fund’s “Principal Investment Strategy” section to include the requested disclosure.

6.

In the “Principal Risks” section, under “Effects of Compounding and Market Volatility Risk,” to the extent the index has been in operation, please provide relevant volatility information. Alternatively, if the index is not operational, please consider including relevant volatility information for each of the underlying ETFs.

The Trust responds by noting that the index commenced operations on October 29, 2015. As a result, the Trust has revised the disclosure to include relevant volatility information for the period October 29, 2015 to December 31, 2015 in the “Effects of Compounding and Market Volatility Risk” section, along with relevant index performance information for the same period.

7.

Under “Overview of the Fund” in the statutory section of the Prospectus, please consider indicating where shareholders may obtain additional information with respect to each underlying ETF that comprises the index.

The Trust responds by adding the requested disclosure.

8.

In the first sentence following Table 3 under “Additional Information Regarding Investment Techniques and Policies,” please update the cumulative annual performance figure to include additional decimal places.

The Trust responds by updating the cumulative annual performance figure.

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Securities and Exchange Commission

February 3, 2016

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC